Mail Stop 3561

May 8, 2009

Jeffrey D. Jordan, Chief Executive Officer
OpenTable, Inc.
799 Market Street, 4th Floor
San Francisco, California 94103

> **Re: OpenTable, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 6, 2009**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 1, 2009**
> **File No. 333-157034**

Dear Mr. Jordan:

We have reviewed your letter dated May 1, 2009 responding to our comment letter dated April 29, 2009 and your amendments and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please be aware that the page numbers referenced in this letter are those from the marked version of Amendment No. 4 sent to us by counsel.

General

1. We note your response to comment one in our letter dated April 29, 2009. Again, prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a telephone call from the Financial Industry Regulatory Authority confirming that it has completed its review and has no further concerns regarding the underwriting compensation terms and arrangements pertaining to this offering.

Policies and Procedures for Related Party Transactions, page 95

2. We note your response to comment one in our letter dated April 29, 2009 and your new disclosure in this section. In the first paragraph of this section, you state that you do not currently have a "formal, written policy or procedure for the

review and approval of related party transactions." However, in the subsequent paragraph, you state that your board has "adopted a written related person transaction policy, effective upon the consummation of this offering, to set forth the policies and procedures for the review and approval or ratification of related person transactions." Please clarify these seemingly inconsistent statements. Also, please explain the meaning of "consummation of this offering" to clarify when your related person transaction policy will become effective.

3. In this regard, we note your disclosure that all "related party transactions may only be consummated if [y]our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy." Please revise your disclosure to describe these guidelines in the policy so that you discuss specifically the manner in which the audit committee reviews, approves, or ratifies related party transactions based upon the specific facts and circumstances presented as required by Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

4. Your disclosure is silent as to whether you entered into transactions or agreements subject to Item 404(a) of Regulation S-K with certain related parties. Therefore, if true, please disclose that you have no related party transactions or agreements to disclose pursuant to Item 404 of Regulation S-K. If you have related party transactions or agreements that you are required to disclose, please revise your document to describe those transactions or agreements and state whether the terms of those transactions or agreements were comparable to terms you could have obtained from unaffiliated third parties.

Principal and Selling Stockholders, page 96

5. We note your response to comment one in our letter dated April 29, 2009 and your new disclosure in this section. In the last row of your Principal and Selling Stockholder table, you list as a group "[a]ll other selling stockholders." Please disclose each selling stockholder to which you refer in a separate row of the table.

6. Also, in footnote (2) to the table, if true, please disclose that J. William Gurley has the sole voting and investment control with respect to the shares held by Benchmark Capital Partners IV, L.P. If not true, please disclose the natural person, natural persons, or registered company that exercises sole or shared voting and investment control with respect to those shares.

7. Further, in footnote (27) to the table, you state that your selling stockholder, WorldSpan OpenTable Holdings LLC, is an indirect wholly-owned subsidiary of Travelport Limited, which is indirectly controlled by The Blackstone Group L.P. In this regard, you disclose the individual board members of both Travelport and Blackstone. Additionally, please disclose whether any or all of these board

members exercise sole or shared voting and investment control of the shares to be offered by WorldSpan OpenTable Holdings. If not, please disclose the natural person, natural persons, or registered company that exercises sole or shared voting and investment control with respect to those shares.

Item 16. Exhibits and Financial Statements, page II-2

8. We note your response to comment one in our letter dated April 29, 2009. Please file counsel's legal opinion and consent as exhibits to your registration statement. Also, we note that with the initial registration statement you filed on January 30, 2009, you filed your bylaws as Exhibit 3.3, but you indicate in the exhibit table in this section and in your Exhibit Index that the bylaws were filed as Exhibit 3.4. Please revise or advise.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Patrick A. Pohlen, Esq.
       Latham & Watkins LLP
       Via Facsimile